File No. 333-218132

As filed with the SEC on August 25, 2017

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  2

(Check appropriate box or boxes)

FEDERATED WORLD INVESTMENT SERIES, INC.

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

John W. McGonigle, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Acquisition of the assets of

FEDERATED INTERCONTINENTAL FUND

(A Portfolio of Federated Equity Funds)

By and in exchange for

Class A Shares, Class B Shares, Class C Shares, Institutional Shares and Class R6 Shares

of

FEDERATED INTERNATIONAL LEADERS FUND

(A Portfolio of Federated World Investment Series, Inc.)

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Class A Shares, Class B Shares, Class C Shares, Class R6 Shares and Institutional Shares,

without par value, of

Federated International Leaders Fund

It is proposed that this filing will become effective

immediately upon filing pursuant to Rule 485(b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

______________________________________________________________________________

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 2 to the Registration Statement of the Registrant on Form N-14 (333-218132) is to file Exhibit 12.2, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Correspondence filing of June 19, 2017.

This Post-Effective Amendment No. 2 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on June 22, 2017 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on June 22, 2017 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12.2 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization.

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Directors and officers of the Registrant pursuant to the Registrant's Articles of Incorporation and Bylaws, except where such indemnification is not permitted by law. However, the Articles of Incorporation and Bylaws do not protect the Directors or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. Directors and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").

Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Directors, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Directors, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Directors, officers, or controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Articles of Incorporation or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Directors who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Directors or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)
	1.1	Conformed copy of Articles of Incorporation of the Registrant;	(1)
	1.2	Amendment No. 5	(5)
	1.3	Amendment No. 7 and 8	(15)
	1.4	Amendment No. 9	(16)
	1.5	Amendment No. 10 and 11	(17)
	1.6	Amendment No. 12	(18)
	1.7	Amendment No. 13 and 14	(21)
	1.8	Amendments 15, 16, 17, and 18	(23)
	1.9	Amendment 19 and 20	(25)
	1.10	Amendment 21	(26)
	1.11	Amendment 22 and 23	(32)
	1.12	Amendment 24 and 25	(33)
	1.13	Amendment 26 and 27	(37)
	1.14	Amendments 28, 29 and 30	(40)
	1.15	Amendment effective 6/21/13	(44)
	1.16	Articles Supplementary effective 2/22/17	(48)

(2)
	2.1	Copy of By-Laws of the Registrant;	(1)
	2.2	Amendment No. 1, 2, and 3	(15)
	2.3	Amendment No. 4	(21)
	2.4	Amendment No. 5	(23)
	2.5	Amendment No. 6	(24)
	2.6	Amendment No. 7	(26)
	2.7	Amendment No. 8	(27)
	2.8	Amendment No. 9	(44)

(3)	Not applicable

(4)	Form of Agreement and Plan of Reorganization filed in Annex A to the Prospectus/Proxy Statement	(49)

(5)		Copy of Specimen Certificate of Shares of Beneficial Interest of the Registrant. As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates.
	5.1	Copies of Specimen Certificates for Shares of Beneficial Interest of Federated World Utility Fund, Federated Asia Pacific Growth Fund, Federated Emerging Markets Fund, Federated European Growth Fund and Federated International Small Company Fund;	(7)
	5.2	Copies of Specimen Certificates for Shares of Beneficial Interest of Federated International High Income Fund;	(8)

(6)
	6.1	Conformed copy of Investment Advisory Contract of the Registrant through and including Exhibit F;	(5)
	6.2	Conformed copy of Assignment of Investment Advisory Contract;	(5)
	6.3	Conformed copy of Exhibit G to Investment Advisory Contract of the Registrant;	(7)
	6.4	Conformed copy of Exhibit H to Investment Advisory Contract of the Registrant;	(10)
	6.5	Conformed copy of Exhibit I to Investment Advisory Contract of the Registrant;	(13)
	6.6	Conformed copy of Exhibit J and K to Investment Advisory Contract of the Registrant;	(14)
	6.7	Conformed copy of Amendment to Investment Advisory Contract between Federated World Investment Series, Inc. and Federated Global Investment Management Corp.;	(21)
	6.8	Conformed copy of Sub-Advisor Agreement for Federated Global Equity Fund;	(19)
	6.9	Conformed copy of Assignment of Investment Advisory Contract for Federated International High Income Fund;	(23)
	6.10	Amendment to Sub-Advisory Agreement between Federated Investment Management Company and Federated Global Investment Management Corp.;	(23)
	6.11	Conformed copy of Exhibit G to Investment Advisory Contract of the Registrant;	(38)
	6.12	Conformed copy of Amendment No. 1 to Exhibit K to Investment Advisory Contract of the Registrant;	(42)

(7)
	7.1	Conformed copy of Distributor’s Contract of the Registrant through and including Exhibit S;	(5)
	7.2	Conformed copy of Exhibits T, U and V to Distributor’s Contract of the Registrant;	(7)
	7.3	Conformed copy of Exhibits W, X and Y to Distributor’s Contract of the Registrant;	(9)
	7.4	Conformed Copy of Exhibits Z and AA to Distributor’s Contract of the Registrant;	(11)
	7.5	Conformed copy of Exhibit BB and Exhibit CC to Distributor’s Contract of the Registrant;	(14)
	7.6	Conformed copy of Distributor’s Contract of the Registrant (Class B Shares);	(14)
	7.7	Conformed copy of Amendment to Distributor’s Contract of the Registrant (Class B Shares);	(21)
	7.8	Copy of Schedule A to Distributor’s Contract (Class B Shares);	(16)
	7.9	Amendment to Distributor’s Contracts between the Federated Funds and Federated Securities Corp.	(23)
	7.10	The Registrant hereby incorporates the conformed copy of the Specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan/Trustee Mutual Funds Service Agreement from Item 23(e) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269)
	7.11	Conformed copy of Exhibit DD to Distributor’s Contract of the Registrant;	(30)
	7.12	Conformed copy of Amendment #1 to Exhibit T to Distributor’s Contract of the Registrant	(31)
	7.13	Conformed copy of Exhibit EE to Distributor’s Contract of the Registrant;	(33)
	7.14	Conformed copy of Amendment 1 to Exhibit BB to Distributor’s Contract of the Registrant;	(37)
	7.15	Conformed copy of Schedule A to Distributor’s Contract of the Registrant;	(38)
	7.16	Conformed copy of Amendment 1 to Exhibit T, Exhibit V and Exhibit DD to Distributor’s Contract of the Registrant;	(38)
	7.17	Conformed copy of Exhibit FF to Distributor’s Contract of the Registrant;	(39)
	7.18	Conformed copy of Exhibit GG to Distributor’s Contract of the Registrant;	(40)
	7.19	Conformed copy of Exhibit HH to Distributor’s Contract of the Registrant;	(44)
	7.20	Conformed copy of Exhibit II to Distributor’s Contract of the Registrant;	(45)
	7.21	Conformed copy of Exhibit JJ to Distributor’s Contract of the Registrant;	(48)

(8)	Not applicable

(9)
	9.1	Conformed copy of Custodian Agreement of the Registrant;	(3)
	9.2	Conformed copy of Custodian Fee Schedule;	(10)
	9.3	Addendum to Custodian Fee Schedule;	(10)
	9.4	Conformed copy of Domestic Custodian Fee Schedule;	(11)
	9.5	Conformed copy of Global Custodian Fee Schedule;	(11)
	9.6	Addendum to Global Custodian Fee Schedule;	(11)
	9.7	Conformed copy of Amendment to Custodian contract of the Registrant dated February 3, 2006	(27)
	9.8	Conformed copy of Amendment to Custodian contract of the Registrant dated July 3, 2007;	(30)
	9.9	Conformed copy of Exhibit 1 to Custodian contract of the Registrant dated December 1, 1993;	(38)
	9.10	Conformed copy of Amendments 4, 5, 8 and 9 and 10 to the Custody Agreement	(38)
	9.11	Conformed copy of Amendments 11, 12, 13, 14, 15 and 16 to the Custody Agreement	(46)
	9.12	Conformed copy of Amendments 17, 18 and 19 to the Custody Agreement	(48)

(10)
	10.1	Conformed copy of Rule 12b-1 Distribution Plan through and including Exhibit R;	(5)
	10.2	Conformed copy of Exhibit S, Exhibit T, and Exhibit U to the Rule 12b-1 Distribution Plan of the Registrant;	(7)
	10.3	Conformed copy of Exhibit V, Exhibit W, and Exhibit Z to the Rule 12b-1 Distribution Plan of the Registrant;	(9)
	10.4	Conformed copy of Exhibit Y and Exhibit Z to the 12b-1 Distribution Plan of the Registrant;	(13)
	10.5	Conformed copy of Exhibit AA and Exhibit BB to the 12b-1 Distribution Plan of the Registrant;	(14)
	10.6	Copy of Schedule A to the Distribution Plan (Class B Shares) of the Registrant;	(16)
	10.7	Conformed copy of Exhibit A and B to the 12b-1 Distribution Plan of the Registrant;	(24)
	10.8	Conformed copy of Exhibit C to the 12b-1 Distribution Plan of the Registrant;	(31)
	10.9	Conformed copy of Exhibit D to the 12b-1 Distribution Plan of the Registrant;	(37)
	10.10	Conformed copy of Schedule A to the Distribution Plan (Class B Shares)	(38)
	10.11	Conformed copy of Exhibit B and Exhibit C to the 12b-1 Distribution Plan of the Registrant;	(38)
	10.12	Conformed copy of Exhibit C to the 12b-1 Distribution Plan of the Registrant;	(40)
	10.13	Conformed copy of Exhibit E to the Distribution Plan (Class R Shares) of the Registrant;	(44)
	10.14	The Registrant hereby incorporates the Copy of the Multiple Class Plan and attached Exhibits from Item (n) of the Federated Short-Term Municipal Trust Registration Statement on Form N-1A, filed with the Commission on August 28, 2006. (File Nos. 2-72277 and 811-3181)
	10.15	Copy of Multiple Class Plan and attached exhibits;	(29)
	10.16	Copy of Multiple Class Plan and attached exhibits;	(30)
	10.17	Copy of Multiple Class Plan and attached Class A Shares exhibit;	(31)
	10.18	Copy of Multiple Class Plan and attached Institutional Shares Exhibit;	(34)
	10.19	Copy of Multiple Class Plan and attached Class B Shares, Class C Shares and Class F Shares Exhibits	(35)
	10.20	Copy of Multiple Class Plan and attached Class A Shares, Class B Shares, Class F Shares and Institutional Shares;	(37)
	10.21	Copy of Multiple Class Plan and attached Class A Shares, Class B Shares, Class C Shares and Class F Shares, revised 2/21/11, 12/1/11, 2/21/11 and 2/21/11, respectively;	(38)
	10.22	Copy of Institutional Shares Exhibit to Multiple Class Plan revised as of 3/1/12	(39)
	10.23	Copy of Class A Shares, Class B Shares and Class C Shares exhibits to the Multiple Class Plan revised as of 1/18/13 and copy of Class F Shares exhibit to the Multiple Class Plan revised as of 12/1/12;	(40)

10.24	Copy of Class R6 Shares Exhibit to the Multiple Class Plan	(43)
10.25	Copy of Class R Shares Exhibit to the Multiple Class Plan	(44)
10.26	Copy of Class A Shares, Class C Shares and Institutional Shares exhibits to the Multiple Class Plan revised as of 9/1/14; copy of Class B Shares exhibit to the Multiple Class Plan revised as of 4/22/13, and copy of Class R6 Shares exhibit to the Multiple Class Plan revised as of 12/1/13;	(45)
10.27	Copy of Class A Shares, Class B Shares and Class C Shares exhibits to the Multiple Class Plan revised as of 12/31/15, and copy of Institutional Shares and Wealth Shares exhibit to the Multiple Class Plan revised as of 12/1/15;	(46)
10.28	Copy of Class R6 Shares to the Multiple Class Plan revised as of 10/1/16, and copy of R Shares to the Multiple Class Plan revised as of 1/1/17;	(47)
10.29	Copy of Class T Shares to the Multiple Class Plan revised as of 3/1/17.;	(48)

(11)
	11.1	Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued;	(49)
	11.2	Conformed copy of Amended Opinion and Consent of Counsel Regarding the Legality of Shares being Issued;	(50)

(12)
	12.1	Form of Opinion regarding Tax Consequences of the Reorganization;	(49)
	12.2	Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization;	+

(13)
	13.1	Conformed copy of Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Procurement;	(14)
	13.2	Conformed copy of Principal Shareholder Servicer’s Agreement (Class B Shares);	(14)
	13.3	Conformed copy of Shareholder Services Agreement (Class B Shares);	(14)
	13.4	The Registrant hereby incorporates the conformed copy of Amendment No. 2 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387);
	13.5	The Registrant hereby incorporates the conformed copy of Amendment No. 3 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387);
	13.6	The responses and exhibits described in Item 23(e)(viii) are hereby incorporated by reference;
	13.7	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item 22(h)(vii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843);
	13.8	The Registrant hereby incorporates the conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 6/30/04, from Item 22(h)(viii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843);
	13.9	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 22(h)(iv) of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the Commission on November 29, 2004. (File Nos. 33-50773 and 811-7115);
	13.10	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(ix)of the Federated Stock Trust Registration Statement on Form N-1A, filed with the Commission on December 29, 2005. (File Nos. 2-75756 and 811-3385);
	13.11	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1, 2005, from Item 23 (h) (ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 27, 2005. (File Nos. 33-29838 and 811-5843);
	13.12	Conformed copy of Financial Administration and Accounting Services Agreement between Registrant and State Street Bank and Trust Company dated January 1, 2007;	(29)
	13.13	Conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 5/29/07;	(30)
	13.14	Conformed copy of the Agreement for Administrative Services, with Exhibit 1;	(30)
	13.15	Conformed copy of the Amendment to Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company, with attached Schedule A, as revised March 1, 2008;	(33)
	13.16	Conformed copy of Schedule A to the Principal Shareholder Servicer’s Agreement (Class B Shares);	(38)
	13.17	Conformed copy of Schedule A to the Shareholder Services Agreement (Class B Shares);	(38)
	13.18	Conformed copy of Exhibit 1 to the Administrative Services Agreement revised 12/2/11;	(38)
	13.19	Conformed copy of Exhibit A to the Financial Administration and Accounting Services Agreement (revised as of 2/2011);	(38)
	13.20	Conformed copy of Schedule 1 to the Second Amended and Restated Services Agreement revised 12/2/11;	(38)
	13.21	Conformed copy of Schedule A to the Transfer Agency and Service Agreement	(38)
	13.22	Conformed copy of Fund Accounting Agreement dated 3/1/2011;	(38)
	13.23	Conformed copy of Financial Administration and Accounting Services Agreement dated 3/1/2011;	(38)
	13.24	Conformed copy of Exhibit 1 to Agreement for Administrative Services revised as of 3/1/12;	(39)
	13.25	Conformed copy of Amended and Restated Agreement for Administrative Services dated 9/1/12;	(40)
	13.26	Conformed copy of Support Services Addendum dated 5/31/12 to the Fund Accounting Agreement dated 3/1/2011;	(40)
	13.27	Copy of Schedule 1 revised 1/18/13 to the Second Amended and Restated Services Agreement;	(40)
	13.28	Conformed copy of First Amendment to the Amended and Restated Agreement for Administrative Services dated 3/1/2013;	(42)
	13.29	Copy of Exhibit 1 revised 12/1/14 to the Amended and Restated Agreement for Administrative Services Agreement;	(45)
	13.30	Conformed copy of Schedule 1 to the Second Amended and Restated Services Agreement (Revised 9/1/14);	(45)
	13.31	Conformed copy of Amendment dated January 1, 2012 to Transfer Agency and Service Agreement of the Registrant;	(45)
	13.32	Conformed copy of Third and Fourth Amendments, dated April 28, 2014 and December 1, 2014 respectively, to the Fund Accounting Agreement;	(45)
	13.33	Conformed copy of Fifth Amendment dated June 26, 2015 to the Fund Accounting Agreement;	(46)
	13.34	Conformed copy of Sixth Amendment dated December 1, 2016 to the Fund Accounting Agreement;	(48)
	13.35	Conformed copy of Schedule 1 to the Second Amended and Restated Services Agreement (Revised 3/1/17);	(48)

(14)
	14.1	Conformed copy of Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm;	(49)
	14.2	Conformed copy of Consent of KPMG LLP, Independent Registered Public Accounting Firm;	(49)

(15)	Not Applicable

(16)
	16.1	Conformed copy of Unanimous Consent of Directors;	(49)
	16.2	Conformed copy of Power of Attorney of the Registrant;	(49)

(17)
	17.1	Form of Ballot;	(49)
	17.2	Definitive FICF Ballot;	(50)
	17.3	Definitive VIF Ballot;	(50)

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 33-52149 and 811-7141)
1.	Initial Registration Statement filed February 4, 1994.
2.	Pre-Effective Amendment No. 1 filed March 24, 1994.
3.	PEA No. 1 filed on July 25, 1994
5.	PEA No. 6 filed on January 26, 1996
7.	PEA No. 10 filed on January 30, 1997
9.	PEA No. 11 filed on May 21, 1997
10.	PEA No. 12 filed on November 26, 1997
11.	PEA No. 13 filed on December 23, 1997
13.	PEA No. 15 filed on January 28, 1998
14.	PEA No. 16 filed on June 10, 1998
15.	PEA No. 17 filed on February 1, 1999
16.	PEA No. 18 filed on April 1, 1999
17.	PEA No. 20 filed on March 31, 2000
18.	PEA No. 21 filed on November 27, 2000
19.	PEA No. 23 filed on January 31, 2001
20.	PEA No. 24 filed on January 29, 2002
21.	PEA No. 24 filed on January 29, 2002
22.	PEA No. 28 filed on March 28, 2003
23.	PEA No. 29 filed on February 2, 2004
24.	PEA No. 30 filed on November 19, 2004
25.	PEA No. 31 filed on January 31, 2005
26.	PEA No. 32 filed on January 30, 2006
27.	PEA No. 33 filed on November 15, 2006
28.	PEA No. 35 filed on January 29, 2007
29.	PEA No. 36 filed on May 29, 2007
30.	PEA No. 37 filed on November 23, 2007
31.	PEA No. 39 filed on January 23, 2007
32.	PEA No. 41 filed on March 27, 2008
33.	PEA No. 42 filed on January 29, 2009
34.	PEA No. 43 filed on December 2, 2009
35.	PEA No. 44 filed on January 29, 2010
36.	PEA No. 46 filed on January 28, 2011
37	PEA No. 47 filed on February 18, 2011
38	PEA No. 48 filed on January 27, 2012
39	PEA No. 50 filed on March 26, 2012
40	PEA No. 52 filed on January 28, 2013
41	PEA No. 54 filed on June 4, 2013
42	PEA No. 55 filed on June 24, 2013
43	PEA No. 58 filed on August 2, 2013
44	PEA No. 60 filed on January 29, 2014
45	PEA No. 62 filed on January 29, 2015
46	PEA No. 64 filed on January 29, 2016
47	PEA No. 66 filed on January 27, 2017
48	PEA No. 68 filed on March 29, 2017
49	Preliminary Registration Statement on Form N-14 filed on May 19,2017
50	Post-Effective Amendment No. 1 on Form N-14 POS EX filed on June 23, 2017

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FEDERATED WORLD INVESTMENT SERIES, INC., has duly caused this Post-Effective Amendment No. 2 on Form N-14 to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 25th day of August, 2017.

FEDERATED WORLD INVESTMENT SERIES, INC.
BY:/s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No.2 on Form N-14 has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY:/s/ George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	August 25, 2017
J. Christopher Donahue *	President and Director (Principal Executive Officer)
Thomas R. Donahue*	Director
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John T. Collins*	Director
G. Thomas Hough*	Director
Maureen Lally-Green*	Director
Peter E. Madden*	Director
Charles F. Mansfield, Jr.*	Director
Thomas O’Neill*	Director
P. Jerome Richey*	Director
John S. Walsh*	Director
*By Power of Attorney